UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*
HC2 Holdings, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
90131T208
(CUSIP Number)
Scott Black General Counsel and Chief Compliance Officer Hudson Bay Capital Management LP 777 Third Ave., 30th Floor New York, NY 10017
(646) 825-2155
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with copies to: Craig Marcus Ropes & Gray LLP 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7802
May 29, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90131T208	SCHEDULE 13D	Page 2 of XX

1.	Names of Reporting Persons. Hudson Bay Credit Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,805,048
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,805,048

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,805,048
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	
13.	Percent of Class Represented by Amount in Row (11) 18.4%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 90131T208	SCHEDULE 13D	Page 3 of XX

1.	Names of Reporting Persons. Hudson Bay Capital Management LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,805,048
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,805,048

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,805,048
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	
13.	Percent of Class Represented by Amount in Row (11) 18.4%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 90131T208	SCHEDULE 13D	Page 4 of XX

1.	Names of Reporting Persons. Sander Gerber
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,805,048
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,805,048

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,805,048
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	
13.	Percent of Class Represented by Amount in Row (11) 18.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 90131T208	SCHEDULE 13D	Page 5 of XX

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Statement”) relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of HC2 Holdings, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 460 Herndon Parkway, Suite 150, Herndon, VA 20170.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)    This Schedule 13D is filed by Hudson Bay Capital Absolute Return Credit Opportunities Master Fund, Ltd. (the “HB Fund”), Hudson Bay Credit Management LLC (the “Investment Manager”), Hudson Bay Capital Management, L.P. (“HBCM”) and Mr. Sander Gerber (“Mr. Gerber”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”   HBCM is the sole member of the Investment Manager.  Each of HBCM and the Investment Manager, which serves as the investment manager to the HB Fund in whose names the reported securities are held, may be deemed to share beneficial ownership of the shares of Common Stock held by the HB Fund.  Mr. Gerber serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of HBCM.  Mr. Gerber disclaims beneficial ownership of these securities. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act.  As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole.  The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group.  In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b)   The principal business address of the Reporting Persons is 777 Third Avenue, 30th Floor, New York, New York 10017.

(c)   The principal business of the Reporting Persons is investment and/or investment management.

(d)    No Reporting Person has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    On September 16, 2013 HBCM entered into a settled administrative proceeding with the SEC relating to alleged violations of Rule 105 of Regulation M under the Securities Exchange Act of 1934 without admitting or denying the SEC's allegations (the "Settlement").  Rule 105 generally prohibits purchasing an equity security from an underwriter, broker or dealer participating in a public offering if the purchaser sold short the security that is the subject of the offering during a restricted period (usually defined as five business days before the pricing of the offering), absent an exception.  Rule 105 applies irrespective of any intent to violate the rule.  Pursuant to the Settlement, $665,674.96 in disgorgement, $11,661.31 in prejudgment interest and a civil penalty of $272,118, was borne by HBCM, and not its investors.  The Settlement also requires HBCM to cease and desist from committing or causing any violations and any future violations of Rule 105.  HBCM cooperated with the SEC at all times during its investigation and has implemented procedures for ensuring compliance with Rule 105, as well as an internal training program to educate its employees further on its nuances.  The SEC order notes that in determining the size of the penalty portion, the SEC considered "remedial acts promptly undertaken" and "cooperation afforded to Commission staff" by HBCM.  Except with respect to the matter described above, no Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The Investment Manager is a limited liability company organized under the laws of the State of Delaware.  HBCM is a limited partnership organized under the laws of the State of Delaware.  HB Fund is a company organized under the laws of the Cayman Islands.  Mr. Gerber is a citizen of the United States of America.

CUSIP No. 90131T208	SCHEDULE 13D	Page 6 of XX

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Funds for the purchase of the Common Stock and Convertible Preferred Stock reported herein were derived from the working capital of HB Fund.  A total of $15,895,792.04 was paid to acquire such Common Stock and Convertible Preferred Stock.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes.  The Reporting Persons expect to evaluate on an ongoing basis the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities.  Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate.  In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Company or dispose of all or a portion of the securities of the Company that the Reporting Persons now own or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided by the Registration Rights Agreement by and among the Company, the HB Fund and certain other parties thereto, dated May 29, 2014 (the “Registration Rights Agreement”).  In addition, the Reporting Persons may engage in discussions with management and members of the board of directors of the Company (the “Board”) regarding the Company, including, but not limited to, the Company’s business and financial condition, results of operations and prospects.  The Reporting Persons may take positions with respect to and seek to influence the Company regarding the matters discussed above.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

The Reporting Persons may in the future take such actions as they deem necessary to effect the foregoing.  Such actions may include, without limitation: communicating with management, the Board, other investors, industry participants and other relevant parties about one or more of the items described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

CUSIP No. 90131T208	SCHEDULE 13D	Page 7 of XX

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a)     See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons.  References to percentage ownerships of Common Stock in this Statement are based upon 17,769,765 shares of Common Stock outstanding (consisting of (i) 16,269,765 shares of Common Stock stated to be outstanding as of May 26, 2014 in the Securities Purchase Agreement entered into by and among the Company, HB Fund and certain other parties thereto, dated May 29, 2014 (the “SPA”), plus (ii) 1,500,000 shares of Common Stock issued by the Company under the SPA).   The Reporting Persons may be deemed to beneficially own an aggregate of 3,805,048 shares of Common Stock (consisting of (i) 2,941,176 shares of Common Stock that can be acquired upon the conversion of outstanding shares of the Company’s Series A Convertible Participating Preferred Stock, $0.001 par value per share (the “Convertible Preferred Stock”), and (ii) 863,872 shares of Common Stock), which represents approximately 18.4% of the Company’s Common Stock, calculated in accordance with Rule 13d-3 under the Act.  The shares of Convertible Preferred Stock are convertible into a number of shares of Common Stock determined by dividing the accrued value of the shares of Convertible Preferred Stock to be so converted by the conversion price in effect at the time of such conversion.  The current conversion price is $4.25 and may be adjusted from time to time.  The accrued value for each share of Convertible Preferred Stock is equal to $1,000 and is subject to increase in the future by the amount of any unpaid dividends on the Convertible Preferred Stock.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act.  As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole.  The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b)     See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.  The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c)     Except with respect to the acquisition of shares of Common Stock and Convertible Preferred Stock acquired pursuant to the SPA and as set forth in this Item 5, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d)     No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported on this Schedule 13D.

     (e)    Not applicable.

CUSIP No. 90131T208	SCHEDULE 13D	Page 8 of XX

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

           Other than as described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person enumerated in Item 2 and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the shares of Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Securities Purchase Agreement

HB Fund entered into a Securities Purchase Agreement on May 29, 2014 by and among the Company, HB Fund and certain other parties. Pursuant to the SPA, HB Fund acquired 750,000 shares of Common Stock and 12,500 shares of Convertible Preferred Stock for aggregate consideration of $15,500,000.  The terms of the SPA include, but are not limited to transfer restrictions, pre-emptive rights on equity, non-convertible and non-voting preferred and debt securities, and a three year standstill provision, in each case subject to the terms specified in the SPA.  The SPA also grants to the parties to the SPA, upon the conversion of the Convertible Preferred Stock held by such parties and subject to certain conditions being met, the right to nominate a certain number of directors to the Board, designated by a 75% majority of Common Stock held by such parties.  The HB Fund also has the right to appoint one non-voting observer to the Board, so long as the HB Fund continues to own at least 35% of the shares of Convertible Preferred Stock acquired under the SPA (or the shares of Common Stock issued upon the conversion thereof). This summary description does not purport to be complete, and is qualified in its entirety by the SPA, a copy of which is filed as Exhibit 1 and is incorporated herein by reference.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, dated May 29, 2014, the Company granted certain registration rights to the HB Fund with respect to certain public offerings of the Company’s Common Stock.  Set forth below is a summary description of the registration rights.  This summary description does not purport to be complete, and is qualified in its entirety by the Registration Rights Agreement, a copy of which is filed as Exhibit 2 and is incorporated herein by reference.

Demand Registration Rights.  At any time after the fiftieth day following the agreement, the Company receives a request from the holder of the Company’s stock that the Company file a Form S-1 registration statement, and such holders have anticipated an aggregate offering price, net of expenses, of at least $5 million, then the Company shall (i) within two days after the date of such request give notice to all other holders of registrable securities and (ii) shall, as soon as practicable, and in any event within thirty days after the date of the request, file a Form S-1 registration statement under Securities Act of 1933, as amended, covering all registrable securities for which the holders have requested registration.

Piggyback Registration Rights.  If the Company proposes to register any of its shares under the Securities Act of 1933, as amended, in connection with the public offering of such securities, the Company must offer holders of registrable securities an opportunity to include in the registration all or any part of their registrable securities that each such holder may request to be registered.

CUSIP No. 90131T208	SCHEDULE 13D	Page 9 of XX

Form S-3 Registration.  Holders of the Company’s registrable securities have the right, subject to certain conditions, to request that the Company file a shelf registration statement on Form S-3.  The Company also has the right to defer the filing of a registration statement pursuant to this request up to 45 days if the Company’s board of directors determines it would be seriously detrimental to the Company and its shareholders for such Form S-3 to be effected at such time.  The Company may not utilize this right more than once in any 12-month period.

Expenses of Registration.  The Company will pay all expenses (other than underwriting discounts and commissions and stock transfer taxes) incurred in connection with the exercise of registration rights under the Registration Rights Agreement, including without limitation all registration, filing and qualification fees, printers’ and accounting fees, fees and disbursements of counsel and reasonable expenses of one legal counsel of the selling holders.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
1	Securities Purchase Agreement, dated as of May 29, 2014, by and among the Company, HB Fund and certain other parties.

2	Registration Rights Agreement, dated as of May 29, 2014, by and among the Company, HB Fund and certain other parties.
3	Joint Filing Agreement as required by Rule d-1(k)(1) under the Act by and among the Investment Manager, HB Fund and Mr. Gerber, dated June 6, 2014.

CUSIP No. 90131T208	SCHEDULE 13D	Page 10 of XX

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 6, 2014

HUDSON BAY CREDIT MANAGEMENT LLC

By: /s/ Sander Gerber
Name: Sander Gerber
Title: Authorized Signatory
HUDSON BAY CAPITAL MANAGEMENT, L.P. By: /s/ Sander Gerber Name: Sander Gerber Title: Authorized Signatory

/s/ Sander Gerber
Sander Gerber